March 23, 2020

Wade Li
Chief Executive Officer
Kiwa Bio-Tech Products Group Corporation
3200 Guasti Road, Suite #100
Ontario, California 91761

       Re: Kiwa Bio-Tech Products Group Corporation
           Preliminary Information Statement on Schedule 14C
           Filed March 18, 2020, as amended
           File No. 000-33167

Dear Mr. Li:

       We have reviewed your filing and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed March 18, 2020, as amended

General

1. We note that you have obtained the consent of 75% of shareholders to increase the number of authorized shares of common stock. Please revise your disclosure to state whether you have plans, proposals or arrangements to issue any of the additional shares.
      In that regard, we note your Form 8-K filed February 13, 2020 regarding the issuance of convertible promissory notes on February 5, 2020. If you have plans to issue the newly authorized shares of common stock in connection with the conversion of promissory notes or any other plans for the issuance of such shares, please provide the information required by Item 11 of Schedule 14A. Refer to Item 1 of Schedule 14C and Note A to Schedule
      14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Wade Li
Kiwa Bio-Tech Products Group Corporation
March 23, 2020
Page 2

       Please contact Irene Paik at 202-551-6553 or Celeste Murphy at 202-551-3257 with any questions.



                                                         Sincerely,
FirstName LastNameWade Li
                                                    Division of Corporation
Finance
Comapany NameKiwa Bio-Tech Products Group Corporation
                                                    Office of Life Sciences
March 23, 2020 Page 2
cc:       Robert L. B. Diener, Esq.
FirstName LastName